Filed by Comcast Corporation
(Commission File No.: 001-32871)
Pursuant to Rule 425 of the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Company: Time Warner Cable Inc.

Commission File No. for Registration Statement
on Form S-4 filed by Comcast Corporation: 333-194698

The following communication was made available by a post on Twitter:

Tweet: Actually, The Comcast-Time Warner Merger Doesn’t Hurt Netflix via @wired opinions [link to http://www.wired.com/2014/05/actually-the-comcast-time-warner-merger-doesnt-hurt-netflix/] [link to http://corporate.comcast.com/images/comcast-legend-update-may-8.pdf]

    The following article written by a third party was made available via a link in the tweet above:

Actually, the Comcast-Time Warner Merger Doesn’t Hurt Netflix

By Geoffrey Manne, 05.09.14  |  3:54 pm

Remember way back (you know, like four years ago) when Netflix was primarily a mail-order DVD company? Things have changed a lot since then.

Now Netflix–which has become a key player in online video–wants to kill the Comcast/Time Warner Cable merger. Its announcement comes, not coincidentally, on the heels of a letter Senator Al Franken sent asking Netflix to help him stop the deal. His stated aim: to prevent Comcast from becoming (in the scare words of internet scolds everywhere) “the gatekeeper of the internet.”

But far from imperiling consumers’ access to video content from both online distributors and independent cable channels alike, the deal is likely to improve it.

Yesterday the House Judiciary Committee held a hearing on the merger, and Netflix (and the interconnection issues raised by big content companies like it) was a hot topic. Of particular concern to several of the Committee’s members was the recent interconnection agreement between Comcast and Netflix and what it might suggest about Comcast’s ability to keep competitors from mounting a real challenge to Comcast’s video service. They really needn’t fret so much.

The Comcast/Netflix agreement—trotted out by Franken as Exhibit A in the “big is bad” story—actually demonstrates the resilience and competitive balance of the market. Put simply, Netflix decided to pay Comcast to deliver its content directly instead of paying a third party transit provider. There’s nothing unique in this, nor is there any need to protect Netflix in this sort of commercial dealing.

Comcast didn’t force Netflix to pay for “prioritization,” as some have suggested. Rather, these two sophisticated players simply reached a business arrangement (at Netflix’s behest, no less). By eliminating the middleman, Netflix was able to improve service and reduce transit costs—in exactly the same way companies like Google, Microsoft and Amazon have done.

“Bigger is badder” is an easy sell: People love to hate Comcast.

But Senator Franken has presented Netflix with an opportunity to leverage politics to get a better deal. Recently Netflix and its CEO, Reed Hastings, have taken Franken up on his offer and written letters and blog posts to warn us of the anticompetitive threat of a Comcast/Time Warner merger. Hastings even managed to raise the spectre of Net neutrality—a completely different issue—in the hope of confusing regulators and stopping the transaction.

Remember, Netflix is no small startup in need of congressional protection. It accounts for as much as 30 percent of all broadband traffic; in fact, just two percent of Netflix users account for 20 percent of all broadband traffic. A direct relationship between Comcast and Netflix should allow both companies to better manage Netflix traffic flowing to and over Comcast’s network, and could improve both companies’ incentives and ability to handle issues arising from Netflix users’ enormous traffic demands.

The transaction substantially improves on the status quo, wherein all cable users subsidize Netflix’s customers. And one thing is certain: The deal has already improved Netflix’s service–its speeds are up 65 percent on Comcast’s network.

If Netflix does end up paying more to access Comcast’s network over time, it won’t be because of the anticompetitive exercise of market power or this merger. Instead, it would be an indication of an evolving market and the increasing popularity of online video—a positive trend for Netflix and consumers alike.

The inconvenient truth for merger naysayers is that greater concentration among cable operators has actually coincided with an enormous increase in output and quality of video programming. Among other things:

1. In 2006 consumers could access 565 cable channels. In 2013 approximately 800 channels were available, an increase of about 42 percent.
2. Over the same period, spending on video programming increased 29 percent —faster, even, than the much-maligned increases in cable subscription prices.
3. Meanwhile, broadband speeds have doubled, video quality has improved dramatically, and new features have been rolled out (from better DVRs to better user interfaces to expanded on-demand offerings).

That’s not to say that these quality improvements were caused by the increased concentration among cable operators, but they were not diminished. And there’s little risk that the merger would change any of this.

The merger will have no effect on Comcast’s (i.e., NBCUniversal’s) share of national programming, nor on its incentives to distribute competing programming that it doesn’t own. Comcast already has no ownership interest in the overwhelming majority of content it distributes—and yet it readily distributes it, because consumers demand it. And it will continue to face pressure from consumers and content providers to do so at high-quality and ever-increasing speed.

While Comcast will have a slightly larger share of national distribution post-merger, its share will still be less than 30 percent. Courts have repeatedly deemed a 30 percent market share to be insufficient to confer buyer power in video distribution markets.

Comcast has every incentive to keep the online video spigot open to satisfy insatiable consumer demand for Netflix’s content, earning revenue on broadband subscriptions to make up for what it may lose from cord-cutting.

As for Netflix, Comcast has every incentive to keep the online video spigot open to satisfy insatiable consumer demand for Netflix’s content, earning revenue on broadband subscriptions to make up for what it may lose from cord-cutting. Even Reed Hastings recognizes the two companies’ symbiotic relationship.

In a recent shareholder letter Hastings acknowledged that “consumers purchase higher bandwidth packages mostly for one reason: high-quality streaming video.”

The ability to realize returns–including returns from scale–is essential to incentivizing continued network investments. The cable industry today operates with a small positive annual return on invested capital (ROIC), but it has had negative cumulative ROIC over the entirety of the last decade. In fact, on invested capital of $127 billion between 2000 and 2009, cable has seen economic profits of negative $62 billion and a weighted average ROIC of negative five percent. Meanwhile, Comcast’s stock has significantly underperformed the S&P 500 over the same period.

But this is not the stuff of headlines. “Bigger is badder,” on the other hand, is an easy sell: People love to hate Comcast. And while the economics of the video programming market are admittedly complex, some comprehension of market dynamics is crucial to understanding the competitive implications of this merger—and why it should help, not harm, consumers.

Another thing it’s important to keep in mind during all of the hysteria around the proposed merger is that the very markets alleged to be harmed here were created by Comcast and other broadband providers. Merger opponents like Netflix and Franken seem to have forgotten their broadband history. Long before Netflix even considered using the internet to distribute video content, Comcast was investing in the technology and infrastructure that ultimately enabled the Netflix of today. It did so at enormous cost–tens of billions of dollars over the last two decades–and considerable risk.

Without broadband, consumers would still be waiting for Netflix DVDs to be delivered by snail mail–and Netflix would still be spending three-quarters of a billion dollars a year on shipping.

So while it doesn’t make for very dramatic headlines, the truth is that neither the video distribution market nor the broadband market is endangered by vertical or horizontal integration. No matter how many times naysayers like Netflix and Al Franken say it, the proposed merger simply won’t harm the video programming market.

In the end, Comcast may get bigger, but consumers’ access to faster, higher-quality and more-varied programming should only continue to get better.

Geoffrey Manne

Geoffrey Manne is Executive Director of the International Center for Law and Economics. His recent paper on the Comcast/Time Warner Cable merger is available here. ICLE is a nonprofit, nonpartisan research center. Disclosure: The author’s work is supported in part by financial contributions from broadband and content providers.

Important Information For Investors And Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.  In connection with the proposed transaction between Comcast Corporation (“Comcast”) and Charter Communications, Inc. (“Charter”), Charter will file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a proxy statement of Charter that also constitutes a prospectus of Charter, and a definitive proxy statement/prospectus will be mailed to shareholders of Charter. INVESTORS AND SECURITY HOLDERS OF COMCAST AND CHARTER ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the registration statement and the proxy statement/prospectus (when available) and other documents filed with the SEC

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In addition, in connection with the proposed transaction between Comcast and Time Warner Cable Inc. (“Time Warner Cable”), on March 20, 2014, Comcast filed with the SEC a registration statement on Form S-4 containing a preliminary joint proxy statement of Comcast and Time Warner Cable that also constitutes a preliminary prospectus of Comcast.  The registration statement has not yet become effective.  After the registration statement is declared effective by the SEC, a definitive joint proxy statement/prospectus will be mailed to shareholders of Comcast and Time Warner Cable.  INVESTORS AND SECURITY HOLDERS OF COMCAST AND TIME WARNER CABLE ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION.  Investors and security holders may obtain free copies of the registration statement and the joint proxy statement/prospectus and other documents filed with the SEC by Comcast or Time Warner Cable through the website maintained by the SEC at http://www.sec.gov.  Copies of the documents filed with the SEC by Comcast are available free of charge on Comcast’s website at http://cmcsa.com or by contacting Comcast’s Investor Relations Department at 866-281-2100.  Copies of the documents filed with the SEC by Time Warner Cable will be available free of charge on Time Warner Cable’s website at http://ir.timewarnercable.com or by contacting Time Warner Cable’s Investor Relations Department at 877-446-3689.

Shareholders of Comcast and Time Warner Cable are not being asked to vote on the proposed transaction between Comcast and Charter, and the proposed transaction between Comcast and Time Warner Cable is not contingent upon the proposed transaction between Comcast and Charter.

Comcast, Time Warner Cable, Charter and their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction between Comcast and Time Warner Cable, and Comcast, Charter and their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction between Comcast and Charter. Information about the directors and executive officers of Time Warner Cable is set forth in its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on February 18, 2014, and its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on April 29, 2014.  Information about the directors and executive officers of Comcast is set forth in its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on February 12, 2014, and its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on April 11, 2014. Information about the directors and executive officers of Charter is set forth in its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on February 21, 2014, and its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on March 27, 2014.  These documents can be obtained free of charge from the sources indicated above.  Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the preliminary joint proxy statement/prospectus of Comcast and Time Warner Cable filed with the SEC and will be contained in the definitive joint proxy statement/prospectus of Comcast and Time Warner Cable and other relevant materials to be filed with the SEC when they become available, and will also be contained in the preliminary proxy statement/prospectus of Charter when it becomes available.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements in this communication regarding the proposed acquisition of Time Warner Cable by Comcast and the proposed transaction between Comcast and Charter, including any statements regarding the expected timetable for completing the transactions, benefits and synergies of the transactions, future opportunities for the respective companies and products, and any other statements regarding Comcast’s, Time Warner Cable’s and Charter’s future expectations, beliefs, plans, objectives, financial conditions, assumptions or future events or performance that are not historical facts are “forward-looking” statements made within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.  These statements are often, but not always, made through the use of words or phrases such as “may”, “believe,” “anticipate,” “could”, “should,” “intend,” “plan,” “will,” “expect(s),” “estimate(s),” “project(s),” “forecast(s)”, “positioned,” “strategy,” “outlook” and similar expressions. All such forward-looking statements involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed in the statements. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking statements are the following: the timing to consummate the proposed transactions; the risk that a condition to closing either of the proposed transactions may not be satisfied; the risk that a regulatory approval that may be required for either of the proposed transactions is not obtained or is obtained subject to conditions that are not anticipated; the parties’ ability to achieve the synergies and value creation contemplated by the proposed transactions; the parties’ ability to promptly, efficiently and effectively integrate acquired operations into their own operations; and the diversion of management time on transaction-related issues. Additional information concerning these and other factors can be found in Comcast’s, Time Warner Cable’s and Charter’s respective filings with the SEC, including Comcast’s, Time Warner Cable’s and Charter’s most recent Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K.  Comcast, Time Warner Cable and Charter assume no obligation to update any forward-looking statements.  Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.